May 10, 2019

Kerry Shiba
Chief Financial Officer
Wesco Aircraft Holdings, Inc
24911 Avenue Stanford
Valencia, CA. 91355

       Re: Wesco Aircraft Holdings, Inc
           Form 10-K for the year ended September 30, 2018
           Filed on November 16, 2018
           File No. 001-35253

Dear Mr. Shiba:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2018

Notes to the Financial Statements
Note 15. Income Taxes, page 73

1. We note that you recorded a deferred tax liability of $38.7 million during the year ended
      September 30, 2017. It appears that you reversed $38.2 million of this amount and correspondingly recorded a tax benefit during the year ended September 30, 2018 as a result of the Tax Act. In this regard, please address the following:
        The deferred tax liability of $38.7 million recorded during the year ended September
          30, 2017 appears to be reflected in the Unremitted Earnings of Foreign Subsidiaries line item in the rate reconciliation provided. Please clarify in your disclosures how the tax benefit recorded during the year ended September 30, 2018 is reflected in your rate reconciliation. In a similar manner, if there are additional impacts of the Tax
          Act which were material and are not reflected in the Impact of Tax Act line item in your rate reconciliation, please disclose the nature of the impact and correspondingly
 Kerry Shiba
Wesco Aircraft Holdings, Inc
May 10, 2019
Page 2
             how they are reflected in your rate reconciliation. Refer to ASC 740-10-50-12 and 50-
             14; and
             In regard to the $38.2 million tax benefit recorded related to the reversal of the deferred tax liability for foreign earnings, please help us better understand how you determined the amount of the reversal. Specifically, please address how you determined that only a $.5 million tax liability should remain related to these earnings or whether an additional tax liability has been recorded in another liability account.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or in his absence, Nudrat Salik at 202-551-3692 with any questions.



                                                               Sincerely,
FirstName LastNameKerry Shiba
                                                               Division of
Corporation Finance
Comapany NameWesco Aircraft Holdings, Inc
                                                               Office of
Manufacturing and
May 10, 2019 Page 2                                            Construction
FirstName LastName